EXHIBIT 21.1

LIST OF SUBSIDIARIES

China Pharmaceuticals, Inc. has the following subsidiaries and affiliates:

Subsidiaries’ or Affiliate’s Name	Jurisdiction of Incorporation or Organization	Percentage of Ownership
China Qinba Pharmaceuticals, Inc. (“China Qinba”)	Delaware	100% by China Pharmaceuticals, Inc.
Xi’an Development Co., Ltd. (“WFOE”)	PRC	100% by China Qinba
Xi’an Qinba Pharmaceuticals, Co., Ltd.	PRC	Controlled by WFOE through various contractual agreements